Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

     Re: Request for Withdrawal of KeySpan Corporation Post-effective Amendment No. 10 to Form U-1 filed March 29, 2002, and Post-effective Amendment No. 13 to Form U-1 filed March 21, 2003, File No. 70-9699

Dear Sir/Madam:

     By order dated November 8, 2000, in File No. 70-9699, as corrected by an order dated December 1, 2000 (collectively, the "Financing Order"), the Commission, among other things, reserved jurisdiction over KeySpan's proposals for (i) the allocation methodologies proposed in the service agreements (the "Service Agreements") of KeySpan Utility Services LLC ("KUS"), KeySpan Corporate Services LLC ("KCS") and KeySpan Engineering & Survey Inc. ("KENG") (collectively referred to herein as the "Service Companies"); and (ii) the use of KUS and KCS as separate service companies. In accordance with the terms of the Financing Order, KeySpan filed post-effective amendment no. 10 dated March 29, 2002, and then an amended and restated post-effective amendment no. 13 dated March 21, 2003 in that proceeding seeking the release of jurisdiction over the Service Companies and the proposed allocation methodologies (collectively, the "Post-effective Amendments").

     The Commission did not issue an order in that matter but, instead, the Commission staff subsequently instructed KeySpan to file a pre-effective application/declaration requesting authorization for its Service Companies to utilize the proposed allocation methodologies. Accordingly, rather than file a post-effective amendment under file no. 70-9699 in the previous proceeding in order to request the release of jurisdiction therein, KeySpan has filed a pre-effective application/declaration requesting authorization for KUS, KCS and KENG to operate under the allocation methodologies set forth in that new application on Form U-1.

     Accordingly, KeySpan respectfully withdraws the Post-effective Amendments.

Sincerely,
/s/ Alfred C. Bereche
Alfred C. Bereche
Assistant General Counsel